TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-2 (“Registrant”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel & Director, Pension & Insurance Law

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 6, 2012

VIA EDGAR TRANSMISSION as FILED CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Debbie Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-2 ("Registrant")

M Intelligent VUL Policy

Commission’s 2/22 Comments regarding

INITIAL REGISTRATION STATEMENT ON FORM N-6

File Nos. 333-179272 and 811-22659

Dear Commissioners:

For the above referenced Registrant, this letter is being filed via EDGAR transmission as FILED CORRESPONDENCE regarding the above-referenced registration statement.

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This letter addresses the Commission’s comments. provided by letter dated February 22, 2012. Registrant respectfully requests to receive notification from the SEC Staff with regard to the sufficiency of Registrant’s responses before Registrant files a first pre-effective amendment to complete the registration.

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A copy of the Registration Statement showing proposed changes to the Initial Registration is provided herewith. The Registration Statement still requires completion in areas that should not be material to the Commission’s review of Registrant’s responses to the Commission’s February 22nd comments. Financial statements, fund expense information, and certain registration statement Part C information (such as our current organizational structure list of subsidiaries and affiliates) as of December 31, 2011 will be updated by pre-effective amendment to the Registration Statement. The Policy’s available subaccount options may also change slightly (to include some additional options), with any changes also reflected in a pre-effective amendment Registrant will make later this month.

o	Registrant appreciates the SEC Staff’s attention to this Registration to accomplish the need to have it become effective May 1, 2012.

Our responses to the Commission’s February 22, 2012 comments follow. The Commission’s February 22nd comments are repeated, verbatim, with Registrant’s “RESPONSE” following each comment, although prospectus page numbers reference the page in the current courtesy redlined prospectus.

1.	General

(a)	Please not that the filing has material information missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE: Registrant will include all necessary information to make the registration complete by pre-effective amendment(s) to the initial registration.

(b)	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE: The product name is and will remain “M Intelligent VUL.”

(c)	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: TIAA-CREF Life is solely responsible for honoring contract guarantees.

(d)	Please confirm that all capitalized terms that are defined in the included Glossary or elsewhere in the prospectus are used consistently. It appears that some terms (for example, “issue age” in footnote 1 to the fee table on p. 4, “Target premium” in the fee table on p. 6, and “surrender charge,” “cash surrender value,” and “target premium” on p. 36) are sometimes capitalized, and sometimes not.

RESPONSE: Registrant believes it has made necessary corrections to consistently capitalize defined terms.

2.	Policy Benefits and Risks Summary

(a)	Changing the Face Amount (p.2): Please replace the term “BSA” with “BFA.”

RESPONSE: The term “BSA” has been corrected and replaced with “BFA.”

(b)	Transfers and Loans (p.2): Please make clear that the interest rate charged and the oan account interest rate earned are current percentages, and not guaranteed percentages.

RESPONSE: The “Loan” provision has had the word “current” added to clarify that the interest rate charged and the loan account interest rate earned are current percentages and not guaranteed percentages.

(c)	Optional Benefits (p.2): Since the Charitable Giving Benefit is included as an “Optional Charge” in the fee table (see p. 6), please provide a brief discussion of this Benefit in this section.

RESPONSE: A brief description of the Charitable Giving Benefit has been added to this section. In the fee table (p.6), the term “Optional Charges” has been changed to “Charges for Other Benefits” since there is a cost to provide the Charitable Giving Benefit and the Overloan Protection Rider, but those costs are part of the base cost for the Policy and are not distinguishable, so that the owner cannot elect to not pay the cost for these features. The owner can elect to not utilize these features, either by not naming a charitable beneficiary (for the Charitable Giving Benefit) or by not causing their policy to go into overloan status.

3.	Transaction Fees (p.5)

(a)	Surrender Charge: Please remove the example from the fee table. This example may be included in a footnote to the fee table.

RESPONSE: The surrender charge example has been removed from the fee table and is now included as a footnote.

(b)	Accelerated Death Benefit Charge: The guaranteed charge is listed as “$200.00 in most states”. If the charge may be higher in certain states, please disclose the maximum fee in the fee table. See item 3, instr. 1(f) of Foorm N-6.

RESPONSE: The policy guaranteed maximum charge is $200 for every state, so the phrase “in most states” has been deleted.

4.	Periodic Charges Other than Fund Operating Expenses (pp. 5-6)

(a)	Administrative Expense Charge – Base Face Amount coverage only (p. 5): Please replace the example with a representative charge. See item 3, instr. 3(b) of Form N-6.

RESPONSE: Since this is a new product and there is as yet no actual experience, the Example used is Registrant’s assumption of what may be a typical sale of the policy. The target market for the policy will be ultra-affluent insureds, and Registrant believes a $2 million face amount will be representative. Future registration updates will be able to draw upon Registrant’s actual experience for representative examples. The heading “Example” has been changed to “Representative Charge.”

(b)	In footnotes 3 and 5 to the fee table, the phrase “Preferred Non-Tobacco” should not be capitalized as it is not a defined term. In addition, please clarify in the footnotes that this term refers to the subject’s Underwriting Class (3.g., by referring to it as an “underwriting risk,” as was done in footnote 1 to the Transaction Fees table). Similarly, the term “Face Amount” in footnote 4 to the fee table is not a defined term and should not be capitalized.

RESPONSE: The phrase “preferred non-tobacco” has been made lower case and language has been added to clarify that this refers to the applicant’s underwriting class. The phrase “face amount” has also been made lower case.

(c)	Accelerated Death Benefit Charge (pp. 5(fn.2), 18, 32)

(i) Please clarify whether the 90-day Treasury yield refers to the current yield (as disclosed on page 5) or the yield on the date the application was approved (as described on page 18 and 32).

RESPONSE: The correction on pp. 5 (fn. 2) has been made. The references on pp 18 and 32 are correct.

(ii) Please clarify what the “the current maximum statutory adjustable policy loan interest rate” refers to.

RESPONSE: On p. 18, the phrase “the current maximum statutory adjustable policy loan interest rate” has been removed since it was not necessary.

(d)	Asset-Based Risk Charges (p.6): The Asset-Based Risk Charges shown in the fee table do not match those listed for this charge at page 30 of the prospectus. Please advise or revise.

RESPONSE: The percentages shown on p.6 have been changed to match the correct percentages shown on p. 30.

(e)	Loan Account Crediting Rate (p.6): Please remove this item from the fee table as it is not a charge associated with owning the policy.

RESPONSE: This item has been removed from the fee table, as requested.

(f)	Enhanced Cash value Rider (p.6): Please move the premium based charge to the transaction fee section of the fee table. In addition, please remove the disclosure of the Enhanced Cash Value Rider Surrender Credit as it is not a contract charge.

RESPONSE: The premium based charge has been moved to the transaction fee section of the fee table. The disclosure of the ECVR Surrender Credit has been removed since it is not a contract charge.

5.	Charitable Giving Benefit (p.17).

RESPONSE: At the end of the last sentence of the section, the phrase “of the Code” has been added, as requested.

6.	No-Lapse Guarantee (p.23).

(a)	Please specify whether the “NLG premium” described in this section may require an additional, or increased, premium payment under the Policy. If so, please specify the minimum premium required to meet the NLG premium requirement in the appropriate fee table. If it does not, please so state in this section.

RESPONSE: A brief sentence has been added to clarify that the NLG premium is not an extra premium. Rather, as the section already states, it is a premium determined at issue that, if paid, assures the no-lapse guaranty is in effect.

(b)	In the first sentence of the third paragraph, please replace the first word “(While”) with “If” for clarity.

RESPONSE: The word “If” has been substituted for “While” at the beginning of the third paragraph, as requested.

7.	The Fixed Account Options (p.24).

Please explain briefly the differences (if any) between the Enhanced Fixed Account and Fixed Account options.

RESPONSE: Language has been added to this section to summarize the differences between the Enhanced Fixed Account and the standard Fixed Account options.

8.	Premium Expense Charge (p.29-30).

Please revise the first paragraph of this section for clarity, as follows:

(a)	The description of the tax portion of the charge in the second sentence of this section is confusing. Please revise this sentence to more clearly describe what is included in this charge.

RESPONSE: The second sentence has been changed to describe what is included in this charge.

(b)	The prospectus states that the Registrant may impose the premium tax charge in states which do not impose a premium tax. Please confirm supplementally that, as per your disclosure, you will assess a premium tax against policy owners even if no such tax is imposed by their state. Please explain supplementally what is done with this assessed charge. In addition, please clarify supplementally if this charge will reduce the premium tax imposed on other policy owners.

RESPONSE: In addition to changing the second sentence as requested in the Commission’s Comment 8(a), above, additional prospectus changes have been made to this paragraph to aid clarity. Registrant confirms supplementally that, as per the prospectus disclosure, Registrant assesses a premium tax against policy owners even if no such tax is imposed by the owner’s state. In a mobile society and since taxes vary by jurisdiction, Registrant averages the tax among all policy owners in part because administering a pass-through of taxes on a per-jurisdiction basis becomes unwieldy and expensive. This is a very common industry practice for life insurance policies. This means that the tax portion of this charge may be more or less than some individuals would pay in their current jurisdiction, but given the Registrant’s lower cost to administer a simpler process, the simpler process benefits all policy owners overall. Also, the tax ‘load’ is only a portion of this charge.

(c)	The next-to-last sentence in this paragraph appears to refer to the remaining amount after the entire Premium Expense Charge has been deducted, not just the tax portion of the charge. Therefore, for clarity, please move this sentence to the end of the paragraph.

RESPONSE: As requested, the next-to-last sentence in this paragraph has been moved to the end of the paragraph.

9.	Monthly Charge (p.30). It appears that both the Monthly Policy Fee and Administrative Expense Charge components of the Monthly Charge are intended to compensate the Registrant for administrative expenses. Please describe in more detail which administrative expenses are covered by which component. In addition, please confirm supplementally that the administrative expenses covered by each component are not duplicative.

RESPONSE: The two charges do address the same administrative expenses, but neither charge covers the entirety of that expense for all policyholders. Having both a fixed monthly charge and a per-1000 Base Face Amount of coverage to cover these administrative expenses provides a mechanism to assure that owners of smaller Policies pay their fair share via the Monthly Policy Fee that creates a minimum charge for any Policy. With regard to owners of larger Policies, the Administrative Expense Charge provides the mechanism for their paying their fair share of administrative expenses via the Administrative Expense Charge that increases as the BFA gets larger. Registrant respectfully suggests that other charges may be addressed by the imposition of a charge on premium as well as a charge on assets to provide the same equitable allocation of charges. Registrant has revised the language of the MONTHLY CHARGE section to be more descriptive of the administrative expenses that are covered by the Monthly Policy Fee and the Administrative Expense Charge.

10.	Surrender Charges (p.30)

This section states that Surrender charges (a) apply only to BFA decreases; and (b) never apply to partial withdrawals. However, in the “Partial Withdrawals” section at p.19, the prospectus states that a partial withdrawal with Death Benefit Option A or Option C in effect may result in a BFA decrease. (That is, the partial withdrawal would be applied first to SFA layers of coverage, and then to BFA lawyers of coverage.) Therefore, it would appear that Surrender Charges may, under certain circumstances, be levied as a result of a partial withdrawal. Please review and resolve this apparent inconsistency.

RESPONSE: In the “Partial Withdrawals” section at p. 19, fifth bullet, the following sentence has been added to the bulleted language to clarify the discrepancy the Commission noted: . “Surrender Charges will never apply to decreases in SFA or BFA layers of coverage resulting from a partial withdrawal.”.

11.	Loan Interest Charge (p. 32): The prospectus states “The current and guaranteed Loan Account interest rates do not vary for the ILVUL Accumulator.”

(a)	This disclosure does not appear consistent with the fee table. Please advise or revise.

RESPONSE: This provision has been changed to be consistent with the fee table, disclosing both the current and guaranteed maximum loan interest charges.

(b)	The contract being offered through this registration statement does not appear to be the ILVUL Accumulator. Please revise the prospectus accordingly. Please make this change throughout the prospectus (e.g., p. 41).

RESPONSE: Registrant has corrected the product name on pp. 32 and 41 and has searched the document for other incorrect name usage and found none.

12.	Sale of the Policy (p. 38)

Please use the full name of the principal underwriter, asset forth in the Statement of Additional Information at p. B-3 (“TIAA-CREF Individual and Institutional Services, LLC”) prior to abbreviating it to “TC Services.”

RESPONSE: The full name of the principal underwriter has been stated in this provision.

13.	Glossary (“Target Premium or Target”) (p. 41)

Please confirm supplementally that the policy specifications page will clearly disclose the “Target 10” and “Target One” values. Please also revise the definition to state that these values can be found on the policy specifications page of the policy.

RESPONSE: Target Premium is important in determining agent compensation, but that use of it isn’t really a disclosure issue for investors. (Agent compensation amounts are generally disclosed by agents, but the investor doesn’t need to know the formula that determines agent compensation.)

Target Premium is also a factor in determining the current charge for the Premium Expense Charge (which is a percentage deducted from premium up to a 10x multiple of the Target Premium amount), the Enhanced Cash Value Rider current charge (which is a percentage deducted from a just the Target Premium amount submitted and not from any additional premium).

The policy specifications page does not disclose the Target Premium amount. Registrant may change that in the future via an amendment to the policy (which must be filed and approved by the state insurance departments where the policy is made available), but any such change will not be in place when the policy is initially made available. State insurance departments have not required the Target Premium amount to be listed on the policy specifications page. Registrant represents that the Policy is always sold with an illustration which complies with state insurance law requirements. The illustration states the Target Premium amount for the policy. Registrant represents that it will include a copy of the Policy Illustration as an exhibit to a pre-effective amendment to the initial registration for the Policy.

14.	Part C – Item 26

Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than “form of” administrative contracts.

RESPONSE: A pre-effective amendment reflecting Registrant’s acceptable responses to the Commission’s comments will include actual rather than “form of” administrative contracts.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org, or you may contact Joan E. Boros at the law firm Jorden Burt LLP at (202) 965-8150.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

Cc:

Joan E. Boros, Jorden Burt LLP, Washington, D.C.